

February 17, 2026

Jimmy Chan
Chief Executive Officer
NightFood Holdings, Inc.
13501 South Main Street
Los Angeles, CA 90016

      Re: NightFood Holdings, Inc.
            Registration Statement on Form S-1
            Filed February 9, 2026
            File No. 333-293321

Dear Jimmy Chan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Marc Ross